Endeavour Silver Produces 1,284,646 oz Silver and 14,364 oz Gold

(2.4 Million oz Silver Equivalents) in the Third Quarter, 2016

VANCOUVER, BC -- (Marketwired - October 11, 2016) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) reports production results for the Third Quarter, 2016 from the Company's three operating silver mines in Mexico: the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

Silver production in the Third Quarter, 2016 was 1,284,646 ounces (oz) and gold production was 14,364 oz for silver equivalent production of 2.4 million oz using a 75:1 silver gold ratio. With nine months of production this year totaling 4.4 million oz silver and 46,000 oz gold for 7.8 million oz silver equivalents, consolidated production is well on track to meet full year revised guidance of 5.5-6.0 million oz silver, 49,000-54,000 oz gold and 9.0-9.8 million ounces of silver equivalents.

Production Highlights for Third Quarter, 2016 (Compared to Third Quarter, 2015)

--  Silver production decreased 29% to 1,284,646 oz
--  Gold production decreased 6% to 14,364 oz
--  Silver equivalent production was 2.4 million oz (at a 75:1 silver: gold ratio)
--  Silver oz sold down 35% to 1,200,466 oz
--  Gold oz sold down 3% to 14,228 oz
--  Bullion inventory at quarter-end included 189,831 oz silver and 334 oz gold
--  Concentrate inventory at quarter-end included 22,384 oz silver and 498 oz gold

Endeavour CEO Bradford Cooke commented, "Our consolidated production continued to exceed plan in the third quarter. Although our production forecast is lower in H2 than H1, we are well positioned to meet our recently raised production guidance for 2016. We still have available plant capacity at all three mines and are evaluating various ways to boost mine production in 2017.

"In addition to developing new ore-bodies at Guanaceví and Bolañitos, we currently have eight drill rigs working on five projects to grow our resource base this year. Work continues on both the prefeasibility study for Terronera and a preliminary economic assessment for El Compas for completion by year-end. With the recent addition of the Parral properties to our project pipeline, Endeavour now has one of the strongest organic growth profiles in the silver mining sector."

Production Tables for Third Quarter, 2016

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Production                  Tonnes       Tonnes        Grade        Grade
by mine                    Processed     per day     Ag gpt(1)    Au gpt(1)
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Guanaceví                   82,059         892          235         0.51
Bolañitos                   132,686       1,442         76          2.30
El Cubo                     140,866       1,531         128         1.46
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Consolidated                355,611       3,865         133         1.55
----------------------------------------------------------------------------

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Production                 Recovery     Recovery      Silver        Gold
by mine                      Ag %         Au %          Oz           Oz
----------------------------------------------------------------------------
Guanaceví                    87.5%        86.4%       542,385       1,163
Bolañitos                    78.8%        80.3%       255,350       7,875
El Cubo                      84.0%        80.5%       486,911       5,326
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Consolidated                 84.3%        80.8%      1,284,646     14,364
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(1) gpt = grams per tonne

Production Tables for the Nine Months Ended September 30, 2016

----------------------------------------------------------------------------
Production                  Tonnes       Tonnes        Grade        Grade
by mine                    Processed     per day     Ag gpt(1)    Au gpt(1)
----------------------------------------------------------------------------
Guanaceví                   279,591       1,020         239         0.52
Bolañitos                   406,136       1,482         84          2.34
El Cubo                     455,635       1,663         129         1.46
----------------------------------------------------------------------------
Consolidated               1,141,362      4,166         140         1.54
----------------------------------------------------------------------------

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Production                 Recovery     Recovery      Silver        Gold
by mine                      Ag %         Au %          Oz           Oz
----------------------------------------------------------------------------
Guanaceví                    84.9%        87.6%      1,823,337      4,096
Bolañitos                    79.0%        81.1%       866,804      24,794
El Cubo                      87.7%        79.9%      1,656,421     17,083
----------------------------------------------------------------------------
Consolidated                 84.6%        81.2%      4,346,562     45,973
----------------------------------------------------------------------------

(1) gpt = grams per tonne

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    Three Months Ended       Q3 2016 Highlights        Nine Months Ended
       September 30                                      September 30
                       %                                                 %
   2016      2015   Change                           2016      2015   Change
----------------------------------------------------------------------------
 355,611   404,878   (12%)   Throughput (tonnes)  1,141,362 1,157,415  (1%)
1,284,646 1,820,282  (29%) Silver ounces produced 4,346,562 5,445,901  (20%)
  14,364    15,319   (6%)   Gold ounces produced    45,973    44,557    3%
                            Payable silver ounces
1,258,408 1,773,459  (29%)        produced        4,243,199 5,305,309  (20%)
                             Payable gold ounces
  13,939    14,961   (7%)         produced          44,657    43,512    3%
                              Silver equivalent
2,361,946 2,892,612  (18%)   ounces produced(1)   7,794,537 8,564,891  (9%)
1,200,466 1,844,556  (35%)   Silver ounces sold   4,205,575 5,619,126  (25%)
  14,228    14,599   (3%)     Gold ounces sold      44,847    44,195    1%
----------------------------------------------------------------------------

(1) Silver equivalent ounces calculated using 75:1 silver:gold ratio for 2016 and 70:1 for 2015

Operations Update

At Guanaceví, plant throughput of 892 tonnes per day (tpd) in Q3, 2016 continued to lag behind plan as the mining contractor focused on accelerating mine development, and company personnel focused on improving underground services, including power, dewatering and ventilation. Due to variations in the ore-bodies, grades were lower than plan for the quarter. Management expects throughput to improve in the fourth quarter.

The Company is initiating a $2.8 million capital investment program in Q4, 2016, as part of a three-year, $8.4 million capital investment for mine development and ramp down into the Santa Cruz Sur ore-body. This investment will provide access to an indicated resource of over 650,000 tonnes grading 250 g/t silver and 0.70 g/t gold. The currently defined ore-body is open to the south and at depth.

At Bolañitos, plant throughput averaging 1,442 tpd in Q3, 2016 continued to exceed plan due in part to draw down of an historical ore stockpile and mining of new extensions of the LL-Asunción ore-body in and around historic mine workings. Bolañitos is significantly ahead of production guidance for the year.

The Company commenced a $1.7 million capital investment program in Q3, 2016 to develop the Plateros orebody located close to the existing LL-Ascunción mine workings. The development is accessing an indicated resource of over 130,000 tonnes grading 116 g/t silver and 1.61 g/t gold, still open at depth.

At El Cubo, plant throughput of 1,531 tpd in Q3, 2016 also exceeded plan, as development opened up new areas for mining at Santa Cecilia. Production is expected to continue close to 1,500 tpd in the fourth quarter. El Cubo is also significantly ahead of production guidance for the year.

The Company commenced a $1.6 million capital investment program in Q3, 2016 to extend the V-Asunción ramp to depth an additional 1.6 km in order to access an indicated resource of more than 300,000 tonnes grading 141 g/t silver and 1.55 g/t gold. The V-Asunción ore-body extends well south of the current mine plan.

Release of Third Quarter, 2016 Financial Results and Conference Call

Third quarter, 2016 financial results will be released before market on Thursday, November 3, 2016 and a telephone conference call will be held the same day at 11:00 am PDT (2:00 pm EDT).

About Endeavour - Endeavour Silver Corp. is a mid-tier precious metals mining company with three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, we have expanded our mining operations organically to produce 11.4 million ounces of silver equivalents in 2015. Endeavour's growing discovery of high-grade silver-gold mineralization on the Terronera property in Jalisco state, combined with the recent acquisition of the permitted El Compas mine and plant in Zacatecas state, should facilitate the Company's goal to become a premier senior producer in the silver mining sector.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com